GAM Funds, Inc. NSAR filing f/y/e 12/31/96

Item # 77c



Special Meeting of Class A shareholders of GAM Funds Inc. to consider approval of plan of distribution for the Class A shares of the Fund at a maximum annual rate of .30% of the average daily net assets of Class A shares of such Series.



Total affirmative votes		21,664,843

Total negative votes			  6,400,234



































































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